Dechert LLP
Three Bryant Park
1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax

Entity Opinion:

Reorganization of ClearBridge Variable Dividend Strategy Portfolio

April 24, 2026

Board of Trustees

ClearBridge Variable Dividend Strategy Portfolio

Legg Mason Partners Variable Equity Trust

One Madison Avenue, 17th Floor

New York, New York 10010

Board of Trustees

LVIP ClearBridge Dividend Strategy Fund

Lincoln Variable Insurance Products Trust

1301 South Harrison Street

Fort Wayne, Indiana 46802

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to ClearBridge Variable Dividend Strategy Portfolio (the “Target Fund”), a separate series of Legg Mason Partners Variable Equity Trust, a Maryland statutory trust (the “Target Fund Trust”), to the record holders of shares of (the “Target Fund Shares”) of Target Fund (the “Target Fund Shareholders”), and to LVIP ClearBridge Dividend Strategy Fund (the “Acquiring Fund”), a separate series of Lincoln Variable Insurance Product Trust, a Delaware Statutory Trust (the “Acquiring Fund Trust”), in connection with the proposed transfer of substantially all of the properties of Target Fund to Acquiring Fund in exchange solely for shares of Acquiring Fund (the “Acquiring Fund Shares”) and the assumption of all liabilities of Target Fund by Acquiring Fund, followed by the distribution of such Acquiring Fund Shares received by Target Fund in complete liquidation and termination of Target Fund (the “Reorganization”), all pursuant to the Agreement and Plan of Reorganization (the “Agreement”) dated as of April 24, 2026, and as executed by Target Fund Trust on behalf of Target Fund and by Acquiring Fund Trust on behalf of Acquiring Fund.

For purposes of this opinion, we have examined and relied upon (1) the Agreement, (2) the facts and representations contained in the letter dated on or about the date hereof addressed to us from Acquiring Fund Trust on behalf of Acquiring Fund, (3)

Page 2 ClearBridge Variable Dividend Strategy Portfolio – LVIP ClearBridge Dividend Strategy Fund April 24, 2026

the facts and representations contained in the letter dated on or about the date hereof addressed to us from Target Fund Trust on behalf of Target Fund, and (4) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Agreement.

Based upon the foregoing, it is our opinion that for federal income tax purposes:

1.

The acquisition by Acquiring Fund of all of the assets of Target Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all liabilities of Target Fund, followed by the distribution by the Target Fund to its shareholders of the shares of Acquiring Fund Shares and the termination of Target Fund will constitute a “reorganization” within the meaning of section 368(a) of the Code, and the Target Fund and the Acquiring Fund will each be a “party to a reorganization” within the meaning of section 368(b) of the Code.

2.

Target Fund will not recognize gain or loss upon the transfer of all of its assets to Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption of all liabilities of Target Fund, except for: (A) gain or loss that may be recognized on the transfer of “section 1256 contracts” as defined in section 1256(b) of the Code, (B) gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized upon the transfer of an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code.

3.	Shareholders of the Target Fund will not recognize gain or loss on the receipt of shares of the Acquiring Fund solely in exchange for shares of the Target Fund pursuant to the Reorganization.

4.	Target Fund will not recognize gain or loss upon the distribution to its shareholders of the Acquiring Fund Shares received by Target Fund in the Reorganization.

Page 3 ClearBridge Variable Dividend Strategy Portfolio – LVIP ClearBridge Dividend Strategy Fund April 24, 2026

5.

The aggregate tax basis of the shares of the Acquiring Fund received by the Target Fund shareholders pursuant to the Reorganization will be the same as the aggregate tax basis of the shares of the Target Fund exchanged therefor.

6.

The holding period of the shares of the Acquiring Fund received by each Target Fund shareholder pursuant to the Reorganization will include the holding period of the shares of the Target Fund exchanged therefor, provided that the Target Fund shareholder held the shares of the Target Fund as capital assets at the time of the Reorganization.

7.

Acquiring Fund will not recognize gain or loss upon the receipt of all of the assets of the Target Fund solely in exchange for shares of Acquiring Fund and the assumption by Acquiring Fund of all of the liabilities of Target Fund.

8.

The tax basis of each asset of Target Fund transferred to Acquiring Fund in the Reorganization will be the same in the hands of Acquiring Fund as the tax basis of such asset in the hands of Target Fund immediately prior to the transfer thereof, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by Acquiring Fund on the transfer.

9.

The holding period of each asset of the Target Fund transferred to the Acquiring Fund in the Reorganization in the hands of the Acquiring Fund, other than assets to with respect to which gain or loss is required to be recognized, will include the Target Fund’s holding for such asset (expect where investment activities of the Acquiring Fund have the effect of reducing or eliminating the holding period with respect to an asset).

10.	The taxable year of the Target Fund will not end as a result of the Reorganization.

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Agreement.

Very truly yours,

/s/ Dechert LLP